UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

September 30, 2021 and as of December 31, 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

as of September 30, 2021 (unaudited) and December 31, 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

I.	Interim Consolidated Statements of Financial Position as of September 30, 2021 (unaudited) and December 31, 2020	1

II.	Interim Consolidated Statements of Income by Function (unaudited)	3

III.	Interim Consolidated Statements of Comprehensive Income (unaudited)	4

IV.	Interim Consolidated Statements of Changes in Equity (unaudited)	5

V.	Interim Consolidated Statements of Direct Cash Flows (unaudited)	6

VI.	Notes to the Interim Consolidated Financial Statements (unaudited)

Interim Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

as of September 30, 2021 and December 31, 2020

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

as of September 30, 2021 (unaudited) and December 31, 2020

		09.30.2021	12.31.2020
ASSETS	NOTE	CLP (000’s)	CLP (000’s)
		(unaudited)
Current assets:

Cash and cash equivalents	4	278,041,045	309,530,699
Other financial assets	5	198,843,859	140,304,853
Other non-financial assets	6	28,549,635	13,374,381
Trade and other accounts receivable, net	7	188,989,090	194,021,253
Accounts receivable from related companies	12.1	11,645,448	11,875,408
Inventory	8	160,812,978	127,972,650
Current tax assets	9	1,332,311	218,472
Total Current Assets		868,214,366	797,297,716

Non-Current Assets:
Other financial assets	5	337,104,784	162,013,278
Other non-financial assets	6	75,560,108	90,242,672
Trade and other receivables	7	131,896	73,862
Accounts receivable from related parties	12.1	92,748	138,346
Investments accounted for under the equity method	14	91,331,905	87,956,354
Intangible assets other than goodwill	15	644,553,246	604,514,165
Goodwill	16	113,051,262	98,325,593
Property, plant and equipment	11	668,576,507	605,576,545
Deferred tax assets	10.2	2,248,366	1,925,869
Total Non-Current Assets		1,932,650,822	1,650,766,684

Total Assets		2,800,865,188	2,448,064,400

The accompanying notes 1 to 32 form an integral part of these Interim Consolidated Financial Statements

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

as of September 30, 2021 (unaudited) and December 31, 2020

		09.30.2021	12.31.2020
LIABILITIES AND EQUITY	NOTE	CLP (000’s)	CLP (000’s)
		(unaudited)
LIABILITIES
Current Liabilities
Other financial liabilities	17	37,738,569	38,566,724
Trade and other accounts payable	18	263,564,596	230,445,809
Accounts payable to related parties	12.2	44,088,921	39,541,968
Other provisions	19	1,012,084	1,335,337
Tax liabilities	9	43,752,633	8,828,599
Employee benefits current provisions	13	28,128,872	31,071,019
Other non-financial liabilities	20	31,369,837	28,266,730
Total Current Liabilities		449,655,512	378,056,186

Other financial liabilities, non-current	17	1,008,323,142	989,829,569
Accounts payable, non-current	18	212,523	295,279
Accounts payable to related companies, non-current	12.2	11,772,397	10,790,089
Other provisions, non-current	19	55,293,838	48,734,936
Deferred tax liabilities	10.2	170,703,485	153,669,547
Employee benefits non-current provisions	13	13,499,435	13,635,558
Other non-financial liabilities, non-current	20	23,504,586	21,472,048
Tax liabilities, non-current	9	-	20,597
Total Non-current liabilities		1,283,309,406	1,238,447,623

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		707,604,142	654,171,126
Other reserves		64,390,564	(113,727,586)
Equity attributable to equity holders of the parent		1,042,732,280	811,181,114
Non-controlling interests		25,167,990	20,379,477
Total Equity		1,067,900,270	831,560,591
Total Liabilities and Equity		2,800,865,188	2,448,064,400

The accompanying notes 1 to 32 form an integral part of these Interim Consolidated Financial Statements.

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Income by Function

For the periods ended September 30, 2021 and 2020 (unaudited)

		01.01.2021	01.01.2020	07.01.2021	07.01.2020
		09.30.2021	09.30.2020	09.30.2021	09.30.2020
	NOTE	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales		1,530,097,082	1,196,494,539	538,023,123	394,054,694
Cost of sales	25	(961,913,313)	(721,230,340)	(347,201,500)	(239,006,573)
Gross Profit		568,183,769	475,264,199	190,821,623	155,048,121
Other income	26	711,918	8,354,863	114,094	6,426,798
Distribution expenses	25	(132,959,850)	(110,403,672)	(46,165,473)	(34,630,279)
Administrative expenses	25	(246,624,120)	(224,377,529)	(85,504,954)	(70,438,533)
Other expenses	27	(9,668,219)	(12,817,498)	(3,820,433)	(2,800,227)
Other (loss) gains	29	-	1,019	-	-
Financial income	28	1,522,610	10,276,366	450,267	1,661,554
Financial expenses	28	(39,625,837)	(37,538,195)	(13,547,048)	(14,051,536)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	1,525,432	1,334,757	537,834	60,117
Foreign exchange differences		(5,334,370)	(3,193,316)	2,940,602	772,027
Income by indexation units		(15,209,887)	(8,190,985)	(3,914,775)	(1,329,192)
Net income before income taxes		122,521,446	98,710,009	41,911,737	40,718,850
Income tax expense	10.1	(37,327,057)	(23,652,161)	(2,005,218)	(14,412,458)
Net income		85,194,389	75,057,848	39,906,519	26,306,392

Net income attributable to
Owners of the controller		83,135,203	74,401,027	39,620,588	25,925,317
Non-controlling interests		2,059,186	656,821	285,931	381,075
Net income		85,194,389	75,057,848	39,906,519	26,306,392

Earnings per Share, basic and diluted in ongoing operations
Earnings per Series A Share	21.5	83.65	74.86	39.86	26.08
Earnings per Series B Share	21.5	92.01	82.34	43.85	28.69

The accompanying notes 1 to 32 form an integral part of these Interim Consolidated Financial Statements

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended September 30, 2021 and 2020 (unaudited)

	01.01.2021	01.01.2020	07.01.2021	07.01.2020
	09.30.2021 (unaudited)	09.30.2020 (unaudited)	09.30.2021 (unaudited)	09.30.2020 (unaudited)
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net income	85,194,389	75,057,848	39,906,519	26,306,392
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	499,311	(3,845)	(543,101)	(13,853)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	74,087,500	(191,403,078)	53,794,360	(81,963,280)
Gain (losses) from cash flow hedges	167,168,556	(73,009,858)	114,236,552	29,976,338
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	(134,814)	1,038	146,637	3,740

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(16,983,310)	63,382,240	(12,018,861)	25,904,478
Income tax related to cash flow hedges
Other comprehensive income, total	(45,841,092)	18,638,218	(31,296,237)	(8,627,321)
Total comprehensive income	178,796,151	(182,395,285)	124,319,350	(34,719,898)
Total comprehensive income attributable to:	263,990,540	(107,337,437)	164,225,869	(8,413,506)
Equity holders of the controller
Non-controlling interests	261,253,353	(107,667,605)	163,228,372	(7,986,917)
Total comprehensive income	2,737,187	330,168	997,497	(426,589)
Net income	263,990,540	(107,337,437)	164,225,869	(8,413,506)

The accompanying notes 1 to 32 form an integral part of these Interim Consolidated Financial Statements.

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity

For the periods ended September 30, 2021 and 2020 (unaudited)

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	83,135,203	83,135,203	2,059,186	85.194.389
Other comprehensive income	-	56,410,159	121,358,090	349,901		178,118,150	-	178,118,150	678,001	178.796.151
Comprehensive income	-	56,410,159	121,358,090	349,901	-	178,118,150	83,135,203	261,253,353	2,737,187	263.990.540
Dividends	-	-	-	-	-	-	(80,505,797)	(80,505,797)	(972,707)	(81,478,504)
Increase (decrease) from other changes (1)	-	-	-	-	-	-	50,803,610	50,803,610	3,024,033	53,827,643
Total Changes in equity	-	56,410,159	121,358,090	349,901	-	178,118,150	53,433,016	231,551,166	4,788,513	236,339,679

Ending balance as of 09.30.2021	270,737,574	(461,086,327)	96,638,557	(4,313,292)	433,151,626	64,390,564	707,604,142	1,042,732,280	25,167,990	1,067,900,270

(1)	Non-controlling movement corresponds to the incorporation of Re-Ciclar S.A. See note 2.2

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	74,401,027	74,401,027	656,821	75.057.848
Other comprehensive income	-	(127,772,614)	(54,293,211)	(2,807)		(182,068,632)	-	(182,068,632)	(326,653)	(182.395.285)
Comprehensive income	-	(127,772,614)	(54,293,211)	(2,807)	-	(182,068,632)	74,401,027	(107,667,605)	330,168	(107.337.437)
Dividends	-	-	-	-	-	-	(51,682,734)	(51,682,734)	-	(51,682,734)
Increase (decrease) from other changes	-	-	-	-	-	-	27,869,744	27,869,744	-	27,869,744
Total Changes in equity	-	(127,772,614)	(54,293,211)	(2,807)	-	(182,068,632)	50,588,037	(131,480,595)	330,168	(131,150,427)

Ending balance as of 09.30.2020	270,737,574	(466,848,954)	(69,143,894)	(2,233,559)	433,151,626	(105,074,781)	651,506,302	817,169,095	20,584,426	837,753,521

The accompanying notes 1 to 32 form an integral part of these Interim Consolidated Financial Statements.

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Direct Cash Flows

For the periods ended September 30, 2021 and 2020 (unaudited)

Cash flows provided by (used in) Operating Activities		01.01.2021	01.01.2020
Cash flows provided by Operating Activities	NOTE	09.30.2021	09.30.2020
		CLP (000’s)	CLP (000’s)
Receipts from the sale of goods and the rendering of services (including taxes)		2,077,408,287	1,696,870,754
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,452,499,119)	(1,129,025,422)
Payments to and on behalf of employees		(152,854,444)	(142,433,094)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(211,162,154)	(205,466,805)
Interest payments		(49,817,049)	(42,184,679)
Interest received		3,770,688	3,733,156
Income tax payments		(31,631,145)	(24,500,796)
Other cash movements (tax on bank debits Argentina and others)		(11,127,339)	(3,090,203)
Cash flows provided by (used in) Operating Activities		172,087,726	153,902,911

Cash flows provided by (used in) Investing Activities
Dividends received		1,074,478	724,998
Proceeds from sale of Property, plant and equipment		18,596	-
Purchase of Property, plant and equipment		(59,208,445)	(66,434,338)
Purchase of intangible assets		(5,171,139)	(112,277)
Collection on forward, term, option and financial exchange agreements		367,224	7,238,036
Other payments on the purchase of financial instruments		(56,511,461)	(91,591,894)
Other cash proceeds (disbursements)		(164,140)	-
Net cash flows used in Investing Activities		(119,594,887)	(150,175,475)

Cash Flows generated from (used in) Financing Activities
Charges for changes in share ownership of subsidiaries		3,000,000	-
Proceeds (payments) from short term loans		(399,131)	2,673,798
Lease liability payments		(2,804,601)	(3,052,018)
Dividend payments by the reporting entity		(77,526,179)	(74,154,527)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(6,848,037)	213,462,801
Net cash flows (used in) generated by Financing Activities		(84,577,948)	138,930,054
Net increase in cash and cash equivalents before exchange differences		(32,085,109)	142,657,490
Effects of exchange differences on cash and cash equivalents		5,357,680	(10,694,947)
Effects of inflation in cash and cash equivalents in Argentina		(4,762,225)	(931,680)
Net increase (decrease) in cash and cash equivalents		(31,489,654)	131,030,863
Cash and cash equivalents – beginning of period	4	309,530,699	157,567,986
Cash and cash equivalents - end of period	4	278,041,045	288,598,849

The accompanying notes 1 to 32 form an integral part of these Interim Consolidated Financial Statements

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, Heineken, AmBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a license are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned license covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in October 2023; in Argentina it expires in 2022; in Brazil it expires in 2022, and in Paraguay it expires in 2022. Said agreements are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.39% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Interim Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on October 26, 2021.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1	Accounting principles and basis of preparation

The Company’s Interim Consolidated Financial Statements for the period ended September 30, 2021 and the fiscal year ended December 31, 2020, have been prepared in accordance with International Accounting Standard N° 34 (IAS 34) incorporated in the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Interim Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Interim Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of September 30, 2021 and December 31, 2020 and the results of operations for the periods between January 1 and September 30, 2021 and 2020 and between April 1 and September 30, 2021 and 2020, together with the statements of changes in equity and cash flows for the periods between January 1 and September 30, 2021 and 2020.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2	Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		09.30.2021			12.31.2020
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	-	99.99	99.99	-	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.70	99.28	99.98	0.70	99.28	99.98
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A. (1)	60.00	-	60.00	-	-	-
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1) Re-Ciclar is a company, whose purpose is to produce recycled resin for the Coca-Cola system and third parties

2.3	Investments in associates and joint ventures

Ownership interest held by the Group in joint ventures and associates are recorded following the equity method. According to the equity method, the investment in an associate or joint venture is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

2.3.1	Investments in Associates

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.3.2	Joint arrangements

Joint arrangements are those entities in which the Group exercises control through an agreement with other shareholders and jointly with them, that is, when decisions on their relevant activities require the unanimous consent of the parties that share control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-	Joint venture: agreement whereby the parties exercising joint control are entitled to the net assets of the entity. Joint ventures are integrated into the consolidated financial statements by the equity method, as described above.

-	Joint operation: agreement whereby the parties exercising joint control are entitled to the assets and obligations with respect to the liabilities related to the agreement. Joint operations are consolidated by proportionally integrating the assets and liabilities affected by said operation.

To determine the type of joint agreement that derives from a contractual agreement, Group Management evaluates the structure and legal form of the agreement, the terms agreed by the parties, as well as other relevant factors and circumstances.

Embotelladora Andina does not have joint arrangements that qualify as a joint operation business.

2.4	Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5	Functional currency and presentation currency

2.5.1	Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income ).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

Inflation for the periods from January to September 30, 2021 and from January to December 2020 was 35.87% and 36.01%, respectively.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statement are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
09.30.2021	811.90	149.26	8.22	0.117
12.31.2020	710.95	136.80	8.44	0.103
09.30.2020	788.15	139.73	10.35	0.113

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
Other Property, plant and equipment	3-10
Bottles and containers	2-5

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or mainly distribute products under the brands of The Coca-Cola Company in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile;
-	Operation in Argentina;
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);
-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)    Discount rate

The discount rate applied in the annual test carried out in December 2020 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

Discount rates
Argentina	28.1%
Chile	7.2%
Brazil	9.9%
Paraguay	9.3%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 5% for the carbonated beverage category and up to 7% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from 1% to 2.5% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 100 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 75 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 100 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2021-2025

In each sensitization scenario of the of the 3 variables mentioned above, no signs of impairment were observed for the Company's CGUs.

The Company performs the impairment analysis on an annual basis. As a result of the tests conducted as of December 31, 2020, no evidence of impairment was identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries in which operations are carried out and as a result of the pandemic, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model

No impairment indicators have been identified during the 2021 period.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

The rights to receive cash flows from the asset have expired,

The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2       Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3 Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

There is currently a legally enforceable right to offset the amounts recognized, and It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10 Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1 Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2 Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of the date of these financial statements, the Company had no implicit derivatives

2.10.3 Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

In the asset or liability main market, or In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1: Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11       Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12       Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13       Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months from the date of acquisition.

2.14       Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15       Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16       Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17       Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18       Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19       Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that would be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20       Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22       Dividend distribution

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23        Critical accounting estimates and judgments

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. At December 31, 2020 discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2 Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3       Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4       Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.24.1	New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2021.

Amendments to IFRS which have been issued and are effective from January 1, 2021, are detailed below.

	Amendments	Application date
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—Phase 2	January 1, 2021
IFRS 16	COVID-19-Related Rent Concessions	April 1, 2021

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—Phase 2

In August 2020, the IASB published the second phase of the Interest Rate Benchmark Reform containing amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With this publication, the IASB completes its work to respond to the effects of Interbank Offer Rate Reform (IBOR) on financial information.

The amendments provide temporary exceptions that address the effects on financial information when a benchmark interest rate (IBOR) is replaced by an almost risk-free alternative interest rate.

Amendments are required and early application is permitted. A hedging ratio must be resumed if the hedging ratio were discontinued solely due to the changes required by the reform of the benchmark interest rate and would therefore not have been discontinued if the second phase of amendments had been implemented at that time. While application is retrospective, an entity is not required to restate previous periods.

The amendment is applicable for the first time in 2021, however, it has no impact on the entity’s financial statements.

IFRS 16 COVID-19-Related Rent Concessions

In May 2020, the IASB issued an amendment to IFRS 16 Leases to provide relief for lessees in the application of IFRS 16 guidance regarding lease modifications due to rent concessions occurring as a direct consequence of the Covid-19 pandemic. The amendment does not affect lessors. On March 31, the IASB extended this amendment for one year

As a practical solution, a lessee may choose not to assess whether the Covid-19-related rent reduction granted by a lessor is a modification of the lease. A lessee making this choice will recognize changes in lease payments from Covid-19-related rent reductions in the same way as it would recognize the change under IFRS 16 as if such a change was not a modification of the lease.

A lessee shall apply this practical solution retroactively, recognizing the cumulative effect of the initial application of the amendment as an adjustment in the Opening balance of accumulated results (or another component of equity, as appropriate) at the beginning of the annual reporting period in which the lessee first applies the amendment.

A lessee will apply this amendment for annual periods beginning on April 1, 2021.

Company management has not implemented this amendment because it has no Covid-19-related lease modifications.

2.24.2       New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandatory application date
IFRS 17	Insurance Contracts	January 1, 2023

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once effective, it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity issuing them, as well as certain guarantees and financial instruments with certain characteristics of discretionary participation. Some exceptions within the scope may be applied.

IFRS 17 will be effective for periods starting on or after January 1, 2023, with comparative figures required. Early application is permitted, provided that the entity applies IFRS 9 Financial Instruments, on or before the date on which IFRS 17 is first applied.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IAS 1	Disclosure of Accounting Policies	January 1, 2023
IAS 1	Classification of liabilities as current or non-current	January 1, 2023
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined
IAS 12	Deferred taxes regarding assets and liabilities that arise from a single transaction	January 1, 2023
IAS 8	Definition of Accounting estimate	January 1, 2023

IAS 1 Presentation of Financial Statements – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making materiality judgements, providing guidance and examples to help entities apply relative importance judgements to accounting policy disclosures.

Amendments have the purpose of helping entities provide disclosure on accounting policies that are more useful by:

•	Replacing the requirement for entities to disclose “significant” accounting policies with the requirement to disclose its “material” accounting policies.
•	Include guidance on how entities apply the concept of materiality indecision-making on the disclosure of accounting policies.

On assessing the relative importance of the accounting policy information, entities should consider both the size of the transaction as well as other events and conditions and the nature of these transaction.

The amendment is effective for annual periods beginning on January 1, 2021. Early application of IAS 1 amendments is allowed as long as it is disclosed.

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

In June 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify requirements for the classification of liabilities as current or non-current.

The amendments are effective for periods beginning on or after January 1, 2022. Entities should carefully consider whether there are any aspects of the amendments suggesting that the terms of their existing loan agreements should be renegotiated. In this context, it is important to stress that amendments must be implemented retrospectively

IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. These amendments are intended to replace the reference to an earlier version of the IASB Conceptual Framework (1989 Framework) with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments shall be effective for periods beginning on or after January 1, 2022 and should be applied retrospectively. Early application is permitted if, at the same time or before, an entity also applies all amendments contained in the amendments to the Conceptual Framework References of the IFRS Standards issued in March 2018.

The amendments will provide consistency in financial information and avoid potential confusion by having more than one version of the Conceptual Framework in use.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss for the period, pursuant to applicable standards.

The amendment shall be effective for periods beginning on or after January 1, 2022.

IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets to specify the costs an entity needs to include when assessing whether a contract is onerous, or it generates losses.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively to existing contracts at the beginning of the annual reporting period in which the entity first applies the amendment (date of initial application). Early application is permitted and must be disclosed.

The amendments are intended to provide clarity and help ensure consistent implementation of the standard. Entities that previously applied the incremental cost approach will see an increase in provisions to reflect the inclusion of costs directly related to contract activities, while entities that previously recognized contractual loss provisions using the guidance to the previous standard, IAS 11 Construction Contracts, should exclude the allocation of indirect costs from their provisions.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, narrowing the scope of the initial recognition exception pursuant to IAS 12, so that it is no longer applied to transactions giving rise to equal amounts of taxable and deductible temporary differences.

The amendments clarify that when liability settlement payments are deductible for tax purposes, it is a judgement call (having considered the applicable tax legislation) if those deductions are attributable to tax effects on liabilities recognized in the financial statements (and interest expenses) or to the related asset component (and interest expenses). This judgment is important in determining if temporary differences exist in the initial recognition of the asset and liability.

Likewise, pursuant to the issued amendments, the exception in the initial recognition does not apply to transactions that, upon initial recognition, give rise to equal taxable and deductible temporary differences. It only applies when recognizing a lease asset and a lease liability (or a dismantling liability and a dismantling asset component) give rise to taxable and deductible temporary differences that are not equal. However, it is possible that the resulting deferred tax assets and liabilities may not be the same (e.g., if the entity cannot benefit from the tax deductions or if the tax rates applied are different from the taxable and deductible temporary differences). In those cases, an entity would need to account for the difference between the deferred tax asset and liability in the P&L.

The amendment will be effective for annual periods beginning on January 1, 2023.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, incorporating a new definition for “accounting estimates”. The amendments clarify the distinction between changes to accounting estimates and changes to accounting policies and error correction. Also, they clarify how entities use input and measurement techniques to develop accounting estimates.

The amended standard clarifies that the effects of accounting estimates, resulting from a change in the input or a change in the measurement technique are considered as changes in accounting estimates, as long as these did not result from error corrections of previous periods. The previous definition of a change in accounting estimate specified that the changes in accounting estimates could result from new information or new developments. Therefore, said changes are not considered error corrections.

The amendment will be effective for annual periods beginning on January 1, 2023.

The Company will perform an impact assessment of the above described amendments once they become effective.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment according to IFRS is as follows:

For the period ended September 30, 2021	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	675,866,612	335,352,236	408,656,908	112,742,263	(2,520,937)	1,530,097,082
Cost of sales	(435,978,629)	(184,024,398)	(283,910,124)	(60,521,099)	2,520,937	(961,913,313)
Distribution expenses	(55,505,086)	(47,370,011)	(23,774,458)	(6,310,295)	-	(132,959,850)
Administrative expenses	(105,534,206)	(69,826,593)	(53,378,627)	(17,884,694)	-	(246,624,120)
Financial income	(6,158,998)	3,504,622	3,874,370	302,616	-	1,522,610
Financial costs	(21,049,253)	(467,661)	(18,108,923)	-	-	(39,625,837)
Net financial costs (*)	(27,208,251)	3,036,961	(14,234,553)	302,616	-	(38,103,227)
Share of entity in income of associates accounted for using the equity method, total	1,048,475	-	476,957	-	-	1,525,432
Income tax expense	(9,508,605)	(16,303,281)	(8,534,122)	(2,981,049)	-	(37,327,057)
Oher income (expenses)	(17,618,056)	(6,871,789)	(5,750,962)	740,249	-	(29,500,558)
Net income of the segment reported	25,562,254	13,993,125	19,551,019	26,087,991	-	85,194,389

Depreciation and amortization	28,573,394	21,700,460	17,355,957	7,338,496	-	74,968,307

Current assets	568,888,325	79,618,250	155,272,945	64,434,846	-	868,214,366
Non-current assets	773,749,723	193,989,340	704,240,567	260,671,192	-	1,932,650,822
Segment assets, total	1,342,638,048	273,607,590	859,513,512	325,106,038	-	2,800,865,188

Carrying amount in associates and joint ventures accounted for using the equity method, total	51,753,313	-	39,578,592	-	-	91,331,905

Segment disbursements of non-monetary assets	9,227,762	23,183,006	16,695,760	10,101,917	-	59,208,445

Current liabilities	247,501,836	71,147,888	87,561,936	43,443,852	-	449,655,512
Non-current liabilities	724,019,061	17,406,102	525,389,472	16,494,771	-	1,283,309,406
Segment liabilities, total	971,520,897	88,553,990	612,951,408	59,938,623	-	1,732,964,918

Cash flows (used in) provided by in Operating Activities	103,804,687	28,899,427	16,437,996	22,945,616	-	172,087,726
Cash flows (used in) provided by Investing Activities	(65,359,232)	(23,183,179)	(20,287,202)	(10,765,274)	-	(119,594,887)
Cash flows (used in) provided by Financing Activities	(81,810,367)	(639,722)	(1,828,520)	(299,339)	-	(84,577,948)

(*)	Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended September 30, 2020	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	427,383,771	240,625,578	419,338,276	111,170,417	(2,023,503)	1,196,494,539
Cost of sales	(258,368,050)	(130,813,108)	(272,000,912)	(62,071,773)	2,023,503	(721,230,340)
Distribution expenses	(42,443,453)	(36,234,556)	(25,461,889)	(6,263,774)	-	(110,403,672)
Administrative expenses	(87,898,781)	(54,880,684)	(63,952,875)	(17,645,189)	-	(224,377,529)
Financial income	2,959,404	625,078	6,486,877	205,007	-	10,276,366
Financial costs	(15,711,871)	(506,002)	(21,320,322)	-	-	(37,538,195)
Net financial costs (*)	(12,752,467)	119,076	(14,833,445)	205,007	-	(27,261,829)
Share of entity in income of associates accounted for using the equity method, total	(234,114)	-	1,568,871	-	-	1,334,757
Income tax expense	(3,337,613)	(5,564,672)	(12,478,954)	(2,270,922)	-	(23,652,161)
Oher income (expenses)	(12,168,283)	(5,596,373)	1,455,004	463,735	-	(15,845,917)
Net income of the segment reported	10,181,010	7,655,261	33,634,076	23,587,501	-	75,057,848

Depreciation and amortization	33,630,646	18,106,939	21,310,276	7,872,101	-	80,919,962

Current assets	462,181,913	58,213,505	120,734,644	47,925,462	-	689,055,524
Non-current assets	642,358,082	161,318,859	668,683,633	238,483,363	-	1,710,843,937
Segment assets, total	1,104,539,995	219,532,364	789,418,277	286,408,825	-	2,399,899,461

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,756,624	-	38,745,313	-	-	88,501,937

Segment disbursements of non-monetary assets	34,056,721	10,522,297	13,152,821	8,702,499	-	66,434,338

Current liabilities	115,538,971	53,826,090	76,923,732	29,898,568	-	276,187,361
Non-current liabilities	772,079,705	13,122,658	484,999,292	15,756,924	-	1,285,958,579
Segment liabilities, total	887,618,676	66,948,748	561,923,024	45,655,492	-	1,561,992,640

Cash flows (used in) provided by in Operating Activities	114,817,334	4,673,673	13,634,875	20,777,029	-	153,902,911
Cash flows (used in) provided by Investing Activities	(117,685,581)	(10,634,574)	(13,152,821)	(8,702,499)	-	(150,175,475)
Cash flows (used in) provided by Financing Activities	142,553,033	(397,189)	(2,898,723)	(327,067)	-	138,930,054

(*)	Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Cash	565,252	339,628
Bank balances	96,704,851	82,997,449
Othe fixed rate instruments	180,770,942	226,193,622
Cash and cash equivalents	278,041,045	309,530,699

Other fixed income instruments mainly correspond to short term investements . There are no restrictions for significant amounts available to cash.

By currency	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
USD	10,116,597	21,332,268
EUR	389,791	223,449
ARS	8,237,606	14,821,502
CLP	175,975,940	201,936,140
PYG	34,923,694	21,688,915
BRL	48,397,417	49,528,425
Cash and cash equivalents	278,041,045	309,530,699

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	196,878,278	140,304,853	1,216,865	1,216,865
Financial assets at fair value (2)	1,965,581	-	323,093,440	150,983,295
Other financial assets measured at amortized cost (3)	-	-	12,794,479	9,813,118
Total	198,843,859	140,304,853	337,104,784	162,013,278

(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products and its distribution rights, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	17,419,589	7,932,770	1,285,422	527,110
Tax credit remainder (1)	377,742	234,124	57,636,077	76,262,417
Guaranty deposit	-	286		-
Judicial deposits	-	-	13,165,233	11,492,642
Others (2)	10,752,304	5,207,201	3,473,376	1,960,503
Total	28,549,635	13,374,381	75,560,108	90,242,672

(1) In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling CLP 103,540 million (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 20,246 million (BRL 148 million). At the closing of these financial statements BRL 282 million had already been offset.

Companhia de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 22,162 million (BRL 164 million, of which BRL 80 million corresponds to capital and BRL 82 million correspond to interest and monetary restatement), from this amount, CLP 958 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 21,204 million (BRL 156 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. As of December 31, 2020, the impacts were recognized in RJR's result from its ownership in Sorocaba, totaling CLP 6,703 million (BRL 49 million, of which BRL 28 million correspond to capital and BRL 21 million correspond to interest and monetary restatement). In addition, the company recognized indirect costs (attorneys' fees, consulting, auditing, indirect taxes, and other obligations) resulting from the recognition of the right acquired in court, totaling CLP 1,368 million (BRL 10 million).

Income tax payment occurs upon credit settlement, with that the respective deferred tax liability recorded was CLP 1,778 million (BRL 13 million). In 2020, CLP 684 million (BRL 5 million) of the total credit obtained by Sorocaba have already been offset.

(2) Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	141,130,246	151,017,754	45,976	40,432
Other debtors	43,858,459	41,688,151	85,785	32,219
Other accounts receivable	4,000,385	1,315,348	135	1,211
Total	188,989,090	194,021,253	131,896	73,862

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	145,667,496	154,591,684	45,976	40,432
Other debtors	43,858,459	44,691,925	85,785	32,219
Other accounts receivable	4,002,102	1,533,307	135	1,211
Total	193,528,057	200,816,916	131,896	73,862

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Less than one month	134,330,081	147,177,119
Between one and three months	3,138,608	2,230,594
Between three and six months	2,161,796	1,708,015
Between six and eight months	2,166,375	509,855
Older than eight months	3,916,612	3,006,533
Total	145,713,472	154,632,116

The Company has approximately 283,500 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 66,100 in Chile, 89,900 in Brazil, 69,600 in Argentina and 58,000 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	6,795,663	6,492,987
Increase (decrease)	967,920	2,321,958
Provision reversal	(3,585,239)	(1,595,521)
Increase (decrease) for changes of foreign currency	360,623	(423,761)
Sub – total movements	(2,256,696)	302,676
Ending balance	4,538,967	6,795,663

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Raw materials (1)	103,767,242	80,902,721
Finished goods	35,313,728	27,556,884
Spare parts and supplies	21,130,711	19,592,377
Work in progress	161,146	76,577
Other inventories	3,851,504	3,101,016
Obsolescence provision (2)	(3,411,353)	(3,256,925)
Total	160,812,978	127,972,650

The cost of inventory recognized as cost of sales amounts to CLP 836,960,661 thousand and CLP 596,826,418 thousand as of September 30, 2021 and 2020, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Tax credits (1)	1,332,311	218,472
Total	1,332,311	218,472

(1) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment.

The composition of current tax accounts payable is the following:

	Current		Non-current
Tax liabilities	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Income tax expense	43,752,633	8,828,599	-	20,957
Total	43,752,633	8,828,599	-	20,957

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1       Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Current income tax expense	29,722,904	26,181,930
Current tax adjustment previous period	(2,513,778)	178,967
Foreign dividends tax withholding expense	5,154,527	4,930,994
Other current tax expense (income)	(114,131)	(815,797)
Current income tax expense	32,249,522	30,476,094
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	5,077,535	(6,823,933)
Expense (income) for deferred taxes	5,077,535	(6,823,933)
Total income tax expense	37,327,057	23,652,161

The distribution of national and foreign tax expenditure is as follows:

Income taxes	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(27,704,808)	(24,964,871)
National	(4,544,714)	(5,511,223)
Current tax expense	(32,249,522)	(30,476,094)
Deferred taxes
Foreign	(113,644)	4,650,324
National	(4,963,891)	2,173,609
Deferred tax expense	(5,077,535)	6,823,933
Income tax expense	(37,327,057)	(23,652,161)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Net income before taxes	122,521,446	98,710,009
Tax expense at legal rate (27.0%)	(33,080,790)	(26,651,702)
Effect of tax rate in other jurisdictions	552,065	791,667
Permanent differences:
Non-taxable revenues	(9,732,322)	(311,490)
Non-deductible expenses	(1,473,123)	(76,373)
Tax effect on excess tax provision in previous periods	615,161	-
Subsidiaries tax withholding expense and other legal tax debits and credits	5,791,952	2,595,737
Adjustments to tax expense	(4,798,332)	2,207,874
Tax expense at effective rate	(37,327,057)	(23,652,161)
Effective rate	30.4%	23.9%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2021	2020
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	35.0%	30.0%
Paraguay	10.0%	10.0%

The entry into force of Argentine Law No. 27.630 amended the Income Tax Law and established corporate income tax rates. The Law replaces the fixed tax rate of 30% applicable for 2021 and 25% for 2022 onwards with a progressive tax scale according to the following scheme: earnings up to ARS 5,000,000 are taxed at 25%, earnings between ARS 5,000,000 and ARS 50,000,000 are taxed at 30% and earnings above ARS 50,000,000 are taxed at 35%.

The deferred tax expense amount related to the tax rate change for the Operation in Argentina is CLP 4,195,619 thousand (ARS 510,416 thousand).

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	09.30.2021		12.31.2020
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	5,723,690	46,871,673	5,421,466	39,544,960
Spare parts	-	3,272,698	-	1,344,234
Obsolescence provision	1,567,979	-	1,340,235	-
ICMS exclusion credit	-	11,721,158	-	17,679,221
Employee benefits	2,602,717	82,481	4,475,497	18,300
Post-employment benefits	256,757	291,123	150,027	101,339
Tax loss carry forwards (1)	4,516,329	-	6,423,820	-
Tax goodwill Brazil	-	1,766,851	2,080,987	-
Contingency provision	28,175,221	-	24,103,234	-
Foreign Exchange differences (2)	6,473,544	-	8,116,713	-
Allowance for doubtful accounts	485,025	-	915,562	-
Coca-Cola Incentives	120,164	-	499544	-
Assets and liabilities for placement of bonds	-	2,004,268	378,901	2,377,870
Lease liabilities	1,539,465	-	1,528,990	-
Inventories	288,745	-	469,416	-
Distribution rights	-	149,730,515	-	144,151,661
Prepaid earnings	1,750,489	17,295	426,683	-
Intangibles	-	4,394,141	-	2,076,055
Others	3,380,587	5,183,628	2,859,428	3,640,541
Subtotal	56,880,712	225,335,831	59,190,503	210,934,181
Total assets and liabilities net	2,248,366	170,703,485	1,925,869	153,669,547

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile.
(2)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency that for tax purposes are recognized when incurred.

Deferred tax account movements are as follows:

Movement	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	151,743,678	168,085,407
Increase (decrease) in deferred tax	8,368,058	4,411,619
Increase (decrease) due to foreign currency translation	8,343,383	(20,753,348)
Total movements	16,711,441	(16,341,729)
Ending balance	168,455,119	151,743,678

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Construction in progress	57,185,914	34,194,083
Land	99,620,939	94,321,726
Buildings	293,797,342	266,921,167
Plant and equipment	569,202,135	515,395,328
Information technology equipment	27,370,652	24,323,557
Fixed installations and accessories	57,911,907	45,558,495
Vehicles	52,699,260	45,808,748
Leasehold improvements	288,268	203,164
Rights of use (1)	64,950,014	56,726,206
Other properties, plant and equipment (2)	376,641,145	314,602,940
Total Property, plant and equipment, gross	1,599,667,576	1,398,055,414

Accumulated depreciation of Property, plant and equipment	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Buildings	(97,564,452)	(86,004,289)
Plant and equipment	(420,896,348)	(369,605,125)
Information technology equipment	(22,751,036)	(19,445,250)
Fixed installations and accessories	(35,178,590)	(27,910,603)
Vehicles	(36,137,169)	(29,397,964)
Leasehold improvements	(189,094)	(144,022)
Rights of use (1)	(43,452,106)	(35,388,929)
Other properties, plant and equipment (2)	(274,922,274)	(224,582,687)
Total accumulated depreciation	(931,091,069)	(792,478,869)

Total Property, plant and equipment, net	668,576,507	605,576,545

(1) For adoption of IFRS 16, See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Bottles	31,810,513	30,275,255
Marketing and promotional assets (market assets)	50,355,946	44,106,959
Other Property, plant and equipment	19,552,412	15,638,039
Total	101,718,871	90,020,253

11.1       Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	39,070,532	-	232,250	7,826,916	691,673	-	16,507	8,738	27,926,854	-	75.773.470
Right-of use additions	-	-	-	-	-	-	-	-	-	4,715,062	4.715.062
Disposals	(74,476)	-	(244,928)	(294,794)	(3,896)	(11)	(9,573)	-	(1,887,557)	-	(2.515.235)
Transfers between items of Property, plant and equipment	(15,978,070)	-	2,960,231	3,309,852	146,525	389,996	2,701,915	59,492	6,410,059	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(5,046,630)	(22,769,363)	(1,650,748)	(2,704,019)	(3,792,676)	(35,272)	(31,133,207)	-	(67.131.915)
Amortization	-	-	-	-	-	-	-	-	-	(5,910,428)	(5.910.428)
Increase (decrease) due to foreign currency translation differences	5,642,373	5,299,213	16,381,832	15,103,271	435,968	2,149,331	1,577,301	7,214	11,720,718	1,392,916	59.691.159
Other increase (decrease) (2)	(5,668,528)	-	1,033,257	(660,298)	121,787	5,250,128	(342,167)	(140)	(1,338,248)	(36,919)	(1.641.130)
Total movements	22,991,831	5,299,213	15,316,012	2,515,584	(258,691)	5,085,425	151,307	40,032	11,698,618	160,631	62.999.962
Ending balance al 09.30.2021	57,185,914	99,620,939	196,232,890	148,305,787	4,619,616	22,733,317	16,562,091	99,174	101,718,871	21,497,908	668.576.507

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	3,819,468	(2,013,781)	1,805,687
Plant and Equipment	42,294,024	(25,458,895)	16,835,129
IT Equipment	959,767	(697,268)	262,499
Motor vehicles	8,837,219	(6,755,173)	2,082,046
Others	9,039,536	(8,526,989)	512,547
Total	64,950,014	(43,452,106)	21,497,908

Lease liabilities interest expenses at the closing of the period reached CLP 1,254,664 thousand

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2020	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
Additions	37,726,227	-	1,520,363	8,963,015	809,348	(1,313)	1,323,740	-	30,536,408	-	80,877,788
Right-of use additions	-	-	-	-	-	-	-	-	-	1,775,457	1,775,457
Disposals	-	-	(164,113)	(2,485,145)	(2,426)	-	(22,823)	-	(6,046,468)	(87,043)	(8,808,018)
Transfers between items of Property, plant and equipment	(23,336,382)	-	2,177,344	8,858,066	1,151,754	1,175,520	906,624	50,356	9,016,718	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,240,230)	(33,465,104)	(2,058,555)	(2,803,621)	(4,963,835)	(44,630)	(48,830,152)		(99,406,127)
Amortization										(7,851,901)	(7,851,901)
Increase (decrease) due to foreign currency translation differences	(3,086,288)	(9,936,257)	(29,231,570)	(19,859,576)	(829,268)	(628,317)	(3,124,155)	(16,605)	(11,400,730)	(4,728,542)	(82,841,308)
Other increase (decrease) (2)	(4,400,055)	61,229	1,881,309	(1,574,277)	805,609	62,342	330,086	-	1,960,074	(14,526)	(888,209)
Total movements	6,903,502	(9,875,028)	(31,056,897)	(39,563,021)	(123,538)	(2,195,389)	(5,550,363)	(10,879)	(24,764,150)	(10,906,555)	(117,142,318)
Ending balance al 12.31.2020	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545

(1)    Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	2,740,852	(1,326,250)	1,414,602
Plant and Equipment	37,671,980	(19,802,307)	17,869,673
IT Equipment	451,313	(449,249)	2,064
Motor vehicles	7,298,422	(5,966,204)	1,332,218
Others	8,563,639	(7,844,919)	718,720
Total	56,726,206	(35,388,929)	21,337,277

(2)    Corresponds mainly to the effect of adopting IAS 29 in Argentina

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					09.30.2021		12.31.2020
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	4,922,847	-	3,643,603	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	17,797	92,748	16,024	138,346
Foreign	Coca Cola de Argentina	Director related	Argentina	ARS	4,122,291	-	4,558,753	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	215,910	-	308,882	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	287,554	-	292,801	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	823,500	-	773,732	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	1,160,231	-	837,837	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	37,749	-	1,401,898	-
76.140.057-6	Monster	Shareholder related	Chile	CLP	45,341	-	41,878	-
79.826.410-9	Guallarauco	Shareholder related	Chile	CLP	12,228	-	-	-
Total					11,645,448	92,748	11,875,408	138,346

12.2       Accounts payable:

					09.30.2021		12.31.2020
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	17,410,640	-	18,897,093	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	12,169,374	11,772,397	7,926,109	10,790,089
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	5,117,999	-	3,856,973	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	4,907,673	-	4,848,196	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	1,115	-	1,323,609	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,610,450	-	1,156,786	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	367,186	-	490,758	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	-	-	3,414	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	-	-	118,314	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	526,085	-	402,581	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	1,978,399	-	518,135	-
Total					44,088,921	11,772,397	39,541,968	10,790,089

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	09.30.2021	12.31.2020
						CLP (000’S)	CLP (000’S)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Concentrate purchase	CLP	126,801,596	139,193,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Advertising services purchase	CLP	3,264,107	2,890,638
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	3,224,270	3,847,817
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	1,551,332	1,169,944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Bottle purchase	CLP	6,588,704	12,210,449
86.881.400-4	Envases CMF S.A.	Associate	Chile	Raw material purchase	CLP	16,434,094	16,055,991
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	92,160	91,778
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	298,854	520,221
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	5,194	1,578
86.881.400-4	Envases CMF S.A.	Associate	Chile	Services received and others	CLP	5,079,164	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	5,148,761	5,992,443
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of finished products	CLP	-	2,380,574
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	8,016,593	6,344,834
93.281.000-K	Coca Cola Embonor S.A.	Shareholder in common	Chile	Sale of finished products	CLP	41,490,825	44,982,749
93.281.000-K	Coca Cola Embonor S.A.	Shareholder in common	Chile	Sale of services and others	CLP	407,009	447,092
93.281.000-K	Coca Cola Embonor S.A.	Shareholder in common	Chile	Sale of raw materials and materials	CLP	206,313	197,288
96.891.720-K	Embonor S.A.	Related to Shareholders	Chile	Minimum dividend	CLP	541,188	118,314
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholders	Chile	Sale of finished products	CLP	2,968,708	167,430
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	CLP	232,357	427
94.627.000-8	Parque Arauco S.A	Related to director	Chile	Lease of space	CLP	69,151	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to Shareholders	Brazil	Concentrate purchase	BRL	48,460,970	71,959,416
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to Shareholders	Brazil	Reimbursement and other purchases	BRL	87,236	220,708
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Related to Shareholders	Argentina	Concentrate purchase	ARS	79,986,946	81,198,463
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Related to Shareholders	Argentina	Advertising rights, prizes and others	ARS	2,383,354	-
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Related to Shareholders	Argentina	Advertising participation	ARS	4,705,152	6,395,881
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	10,727	14,162
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Product purchase	BRL	138,219	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchase	BRL	526,387	3,671,472
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Product sale	CLP	93,272	-
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Product purchase	CLP	18,695	85,140
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	327,669	397,659
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	3,334,044	4,410,223
Foreign	Alimentos de Soja S.A.U.	Related to Shareholders	Argentina	Commissions payments and services	ARS	1,824,675	1,373,594
Foreign	Alimentos de Soja S.A.U.	Related to Shareholders	Argentina	Product purchase	ARS	18,580	80,761
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Product purchase	BRL	197,494	-
77.526.480-2	Comercializadora Novaverde S.A.	Shareholder in common	Chile	Sale of raw materials	CLP	2,677	10,914
77.526.480-2	Comercializadora Novaverde S.A.	Shareholder in common	Chile	Sale of finished products	CLP	5,882,580	2,050,156
77.526.480-2	Comercializadora Novaverde S.A.	Shareholder in common	Chile	Sale of services and others	CLP	7,336	459,707
77.526.480-2	Comercializadora Novaverde S.A.	Shareholder in common	Chile	Raw material purchase	CLP	2,929,510	1,009,547
96.633.550-5	Sinea S.A.	Participation of executive uncle in-law	Chile	Raw material purchase	CLP	1,565,812	-
97.036.000-K	Banco Santander Chile	Director/Manager/Executive	Chile	Service purchase	CLP	1,851,570	-
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda	Equity investee	Brazil	Purchase of Monster products	CLP	1,147,473	-
Foreign	Monster Energy Company - USA	Equity investee	USA	Purchase of advertising materials	CLP	64,499	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	5,487,514	5,746,749
Director allowances	1,126,760	1,137,270
Total	6,614,274	6,884,019

13 –CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Accrued vacation	14,389,856	14,650,267
Participation in profits and bonuses	12,302,685	15,969,735
Indemnities for years of service	14,935,766	14,086,575
Total	41,628,307	44,706,577

	CLP (000’s)	CLP (000’s)
Current	28,128,872	31,071,019
Non-current	13,499,435	13,635,558
Total	41,628,307	44,706,577

13.1	Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	14,086,575	10,085,264
Service costs	318,620	1,675,492
Interest costs	1,197,553	369,332
Actuarial variations	286,263	3,127,398
Benefits paid	(953,245)	(1,170,911)
Total	14,935,766	14,086,575

13.1.1	Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	09.30.2021	12.31.2020
Discount rate	-0.05%	-0.05%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Wages and salaries	154,795,577	138,918,999
Employee benefits	36,915,693	32,129,784
Severance benefits	2,760,191	3,324,497
Other personnel expenses	12,359,677	8,308,506
Total	206,831,138	182,681,786

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1	Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	09.30.2021	12.31.2020	09.30.2021	12.31.2020
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,513,556	20,185,148	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	11,031,588	10,628,035	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,080,752	979,978	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	51,095	48,032	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	22,557,937	20,976,662	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	4,857,221	4,695,228	7.52%	7.52%
76.572.588.7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	30,239,756	30,443,271	35.00%	35.00%
Total				91,331,905	87,956,354

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

14.2	Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	87,956,354	99,866,733
Dividends received	(1,187,950)	(1,215,126)
Share in operating income	2,286,513	3,248,680
Amortization unrealized income in associates	(392,296)	(566,422)
Increase (decrease) in foreign currency translation, investments in associates	2,669,283	(13,377,511)
Ending balance	91,331,905	87,956,354

The main movements are explained below:

•	In 2020 Leão Alimentos e Bebidas Ltda. recognized the value of a plant at its value of use less the costs of sale, reducing the value previously recognized. Andina recognized as results for the 2020 period a proportional loss of CLP 2,931 million.
•	In the 2020 period Sorocaba Refrescos S.A., recognized a tax credit for excluding ICMS from the PIS and COFINS calculation base. Andina recognized as results for the 2020 period a proportional result of CLP 2,134 million
•	Dividends received in 2021 mainly correspond to Sorocaba Refrescos S.A. and Envases CMF S.A.

14.3	Reconciliation of share of profit in investments in associates:

Description	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	2,286,513	2,128,716
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(368,785)	(401,664)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	(392,296)	(392,296)
Amortization goodwill preferred rights CCDV S.A.
Income statement balance	1,525,432	1,334,757

14.4	Summary financial information of associates:

At September 30, 2021:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	83,646,013	111,019,895	9,547,543	311,423	128,313,722	82,012,706	101,266,284
Total liabilities	40,618,898	56,939,708	28	183,680	29,983,728	6,801,181	14,991,817
Total revenue	45,794,107	47,186,982	105,634	124,758	80,889,658	25,029,059	27,910,875
Net income (loss) of associates	3,156,297	1,459,347	105,634	124,758	2,393,975	(1,058,025)	695,041

Reporting date	08-31-2021	08-31-2021	08-31-2021	08-31-2021	08-31-2021	08-31-2021	08-31-2021

At September 30, 2020:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leao Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	72,176,389	88,653,655	8,835,390	293,364	169,753,609	77,782,544	99,669,094
Total liabilities	32,728,458	42,672,310	26	171,944	32,248,073	21,911,624	15,297,783
Total revenue	41,747,928	21,738,167	92,520	118,626	61,387,116	22,368,506	16,369,223
Net income of associates	2,297,680	678,374	92,520	118,626	(11,622,980)	(982,864)	(1,839,277)

Reporting date	09-03-2020	08-31-2020	08-31-2020	08-31-2020	08-31-2020	08-31-2020	09-30-2020

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	September 30, 2021			December 31, 2020
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization (a)	Value	Value	Amortization (2)	Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	639,757,236	(3,774,958)	635,982,278	598,371,081	(2,005,344)	596,365,737
Software	38,444,093	(29,925,377)	8,518,716	35,030,003	(26,882,550)	8,147,453
Others	509,957	(457,705)	52,252	417,957	(416,982)	975
Total	678,711,286	(34,158,040)	644,553,246	633,819,041	(29,304,876)	604,514,165

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

(2)	Includes impairment of Ades investment in Chile for CLP 1,534 million recorded in 2020.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test, Such distribution rights have an indefinite useful life and are not subject to amortization, except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,589,198	303,702,092
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.) *	155,979,612	138,176,054
Paraguay	173,911,280	152,595,420
Argentina (North and South)	2,502,188	1,892,171
Total	635,982,278	596,365,737

* On September 21, Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company's long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to September 30, 2021				January 1 to December 31, 2020
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance	596,365,737	977	8,147,451	604,514,165	666,755,196	456,763	7,863,416	675,075,375
Additions	5,224,198	-	1,792,242	7,016,440	94,661	-	2,575,125	2,669,786
Amortization	(61,616)	-	(1,864,348)	(1,925,964)	(1,573,878)	-	(2,088,612)	(3,662,490)
Other increases (decreases) (1)	34.453.959	51,275	443,371	34,948,605	(68,910,242)	(455,786)	(202,478)	(69,568,506)
Ending balance	635,982,278	52,252	8,518,716	644,553,246	596,365,737	977	8,147,451	604,514,165

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2021	Foreign currency translation differences where functional currency is different from presentation currency	09.30.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	56,001,413	5,005,366	61,006,779
Argentine operation	27,343,642	8,815,389	36,159,031
Paraguayan operation	6,477,515	904,914	7,382,429
Total	98,325,593	14,725,669	113,051,262

Cash Generating Unit	01.01.2020	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	75,674,072	(19,672,659)	56,001,413
Argentine operation	29,750,238	(2,406,596)	27,343,642
Paraguayan operation	7,294,328	(816,813)	6,477,515
Total	121,221,661	(22,896,068)	98,325,593

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (Note 17.1.1 - 2)	403,759	799,072	4,000,000	4,000,000
Bonds payable, net[1] (Note 17.2)	15,169,911	18,705,015	989,651,462	918,921,342
Deposits in guaranty	14,212,908	12,126,831	-	-
Derivative contract liabilities (Note 22)	692,811	1,217,322	-	51,568,854
Lease liabilities (Note 17.3.1 - 2)	7,259,180	5,718,484	14,671,680	15,339,373
Total	37,738,569	38,566,724	1,008,323,142	989,829,569

The fair value of financial assets and liabilities is presented below:

Current	Book value 09.30.2021	Fair value 09.30.2021	Book value 12.31.2020	Fair value 12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Cash and cash equivalent (2)	278,041,045	278,041,045	309,530,699	309,530,699
Derivative contract assets (see Note 5 - 20) (1)	1,965,581	1,965,581	-	-
Trade debtors and other accounts receivable (2)	188,989,090	188,989,090	194,664,683	194,664,683
Accounts receivable related companies (2)	11,645,448	11,645,448	11,875,408	11,875,408
Bank loans (2)	403,759	495,735	799,072	896,307
Bonds payable (2)	15,169,911	16,543,977	18,705,015	22,471,852
Bottle guaranty deposits (2)	14,212,908	14,212,908	12,126,831	12,126,831
Derivative contracts liabilities (see Note 20) (1)	692,811	692,811	1,217,322	1,217,322
Leasing agreements (2)	7,259,180	7,259,180	5,718,484	5,718,484
Accounts payable (2)	263,564,596	263,564,596	230,445,809	230,445,809
Accounts payable related companies (2)	44,088,921	44,088,921	39,541,968	39,541,968

Non-current	09.30.2021	09.30.2021	12.31.2020	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Derivative contract assets (see Note 5 - 20) (1)	323,093,440	323,093,440	150,983,295	150,983,295
Non-current accounts receivable (2)	131,896	131,896	73,862	73,862
Accounts receivable related companies (2)	92,748	92,748	138,346	138,346
Bank loans (2)	4,000,000	4,056,753	4,000,000	4,056,753
Bonds payable (2)	989,651,462	1,030,257,793	918,921,342	1,088,617,557
Leasing agreements (2)	14,671,680	14,671,680	15,339,373	15,339,373
Non-current accounts payable (2)	212,523	212,523	295,279	295,279
Derivative contracts liabilities (see Note 20) (1)	-	-	51,568,854	51,568,854

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.
(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

1 Amounts net of issuance expenses and discounts related to issuance.

17.1.1 Bank loans, current

	Maturity										Total
	Indebted entity	Creditor entity					Tipo de	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	09.30.2021	12.31.2020
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	-	397,092	397,092	760,667
96.705.990-0	Envases Central S.A.	Chile	96.836.390-5	Banco Estado	Chile	CLP	Semiannually	2.00%	6,667	-	6,667	33,111
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Monthly	36.75%	-	-	-	5,294
Total											403,759	799,072

17.1.2 Bank loans, non-current

									Maturity
Indebted entity		Creditor entity					Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	09.30.2021
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
													Total	4,000,000

17.1.3 Bank loans, non-current previous year

									Maturity
Indebted entity		Creditor entity					Type of	Nominal	1 year up to	more than 2	more than 3	more than 4	more than 5	al
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	up to 3 years	up to 4 years	up to 5 years	years	12.31.2020
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
													Total	4,000,000

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2        Bond obligations

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with a bullet structure and an annual interest rate of 3.950%. In parallel, derivatives (Cross Currency Swaps) covering 100% of the financial obligations of the bond that are denominated in US dollars have been contracted re-denominating that liability to UF.

	Current		Non-current		Total
Composition of bonds payable	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds face value [1]	16,013,007	19,347,033	996,683,717	925,968,913	1,012,696,724	945,315,946

17.2.1     Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

							Current		Non-current
	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Bonds							CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	1,520,785	UF	6.5%	12-01-2026	Semiannually	8,963,771	7,776,693	37,721,273	40,388,468
CMF Registration 641 08.23.2010	C	1,363,636	UF	4.0%	08-15-2031	Semiannually	4,306,097	647,672	36,926,636	43,605,495
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	553,767	1,629,677	120,353,480	116,281,320
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	279,476	1,083,063	90,265,119	87,210,999
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semiannually	65,868	1,234,601	171,503,709	165,700,881
Bonds USA 2023 10.01.2013	-	365,000,000	US$	5.0%	10-01-2023	Semiannually	-	3,243,709	296,343,500	259,496,750
Bonds USA 2050 01.01.2020	-	300,000,000	US$	3.95%	01-21-2050	Semiannually	1,844,028	3,731,618	243,570,000	213,285,000
						Total	16,013,007	19,347,033	996,683,717	925,968,913

1 Gross amounts do not consider discounts related to issuance.

17.2.3 Non-current maturities

		Year of maturity				Total Non-current
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	09.30.2021
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	8,559,058	9,115,399	9,707,900	10,338,915	37,721,272
CMF Registration 641 08.23.2010	C	4,102,960	4,102,960	4,102,960	24,617,757	36,926,637
CMF Registration 760 08.20.2013	D	-	-	-	120,353,480	120,353,480
CMF Registration 760 04.02.2014	E	-	-	-	90,265,119	90,265,119
CMF Registration 912 10.10.2018	F	-	-	-	171,503,709	171,503,709
Bonds USA	-	-	296,343,500	-	-	296,343,500
Bonds USA 2	-	-	-	-	243,570,000	243,570,000
Total		12,662,018	309,561,859	13,810,860	660,648,980	996,683,717

17.2.4 Market rating

The bonds issued on the Chilean market had the following rating:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating

AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.5     Restrictions

17.2.5.1       Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.5.2 Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

09.30.2021
CLP (000’s)
Total Equity	1,067,900,272
Net financial debt	246,083,366
Unencumbered assets	2,450,624,102
Total unsecured liabilities	1,407,905,893
EBITDA LTM	385,766,938
Net financial expenses LTM	50,578,530

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

In October 2020, the Consolidated Financial Liabilities/Consolidated Equity no more than 1.20 times covenant was amended as follows:

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio is 0.23 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio is 1.74 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain a level of "Net Financial Debt" within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer's financial debt and cash.

As of the date of these financial statements, net financial debt level was 0.23 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.74 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's Ebitda of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 7.63 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, Indebtedness Level is 0.23 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.74 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio was 0.23 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.74 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of September 30, 2021 and December 31, 2020, the Company complies with all financial collaterals.

17.3 Derivative contract obligations

Please see details in Note 22.

17.3.1 Current liabilities for leasing agreements

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

								Maturity		Total
Indebted entity		Creditor entity				Type of	Nominal	Up to	90 days up to	at	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	09.30.2021	12.31.2020
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	199,349	637,422	836,771	698,526
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	35,259	85,038	120,297	208,738
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	72,428	171,581	244,009	183,694
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	12.00%	-	-	-	269,310
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	3.50%	71,790	214,217	286,007	-
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	35,902	107,707	143,609	83,469
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	23,988	23,988	47,976	124,927
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	76,561	296,292	372,853	213,905
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	1.00%	-	-	-	82,227
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	33,423	100,271	133,694	-
Vital Jugos S.A.	Chile	93.899.000-k	De Lage Landen Chile S.A	Chile	USD	Linear	12.90%	128,738	394,138	522,876	-
Vital Aguas S.A	Chile	76.389.720-6	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	7.50%	-	-	-	1,171,464
Vital Aguas S.A	Chile	76.389.720-6	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	5.40%	296,420	903,472	1,199,892	-
Envases Central S.A	Chile	96.705.990-0	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	8.40%	-	-	-	2,290,464
Envases Central S.A	Chile	96.705.990-0	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	6.28%	579,602	1,766,746	2,346,348	-
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PYG	Monthly	1.00%	63,777	161,579	225,356	215,632
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	8,120	73,965	82,085	92,778
Embotelladora Andina S.A	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	20,939	13,997	34,936	83,350
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento de Maquinaria SpA	Chile	UF	Monthly	0.84%	66,869	199,765	266,634	-
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Comercializadora Novaverde Ltda.	Chile	UF	Monthly	0.08%	121,759	274,078	395,837	-
									Total	7,259,180	5,718,484

17.3.2 Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	09.30.2021
								CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	943,865	1,066,567	1,205,221	1,361,900	4,230,635	8,808,188
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	19,544	-	-	-	-	19,544
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	113,156	34,967	-	-	-	148,123
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	277,128	266,117	265,888	69,975	32,494	911,602
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	287,219	-	263,284	-	550,503
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	50.00%	-	118,558	-	-	-	118,558
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	-	116,945	-	-	-	116,945
Vital Jugos S:A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Linear	12.90%	1,403,796	-	-	-	-	1,403,796
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	5.40%	203,667	-	-	-	-	203,667
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	6.28%	1,201,117	-	-	-	-	1,201,117
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	-	16,351	-	-	-	16,351
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	205,251	-	89,082		294,333
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento de Maquinaria SpA	Chile	CLP	Monthly	0.84%	-	526,592	-	108,597	-	635,189
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Comercializadora Novaverde Ltda.	Chile	CLP	Monthly	0.08%	-	243,764	-	-	-	243,764
												Total	14,671,680

17.3.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2020
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	789,334	891,946	1,007,901	1,138,928	4,827,833	8,655,942
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	95,856	-	-	-	-	95,856
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	72,906	32,980	23,547	-	-	129,433
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	261,577	249,681	243,911	225,680	51,007	1,031,856
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	20,867	-	-	-	20,867
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	249,854	-	249,854	72,874	572,582
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	128,930	-	-	-	128,930
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	95,931	-	-	-	95,931
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	8.20%	1,107,140	-	-	-	-	1,107,140
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	9.00%	2,967,864	-	-	-	-	2,967,864
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PYG	Monthly	1.00%	-	163,635	-	-	-	163,635
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	193,789	-	161,551	-	355,340
Embotelladora Andina S.A	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	-	13,997	-	-	-	13,997
												Total	15,339,373

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Current	263,564,596	230,445,809
Non-current	212,523	295,279
Total	263,777,119	230,741,088

Item
	CLP (000’s)	CLP (000’s)
Trade accounts payable Comerciales	200,878,638	163,361,078
Withholding tax	40,510,654	48,566,443
Others	22,387,827	18,813,567
Total	263,777,119	230,741,088

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1	Balances

The composition of provisions is as follows:

Description	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Litigation (1)	56,305,922	50,070,273
Total	56,305,922	50,070,273

Current	1,012,084	1,335,337
Non-current	55,293,838	48,734,936
Total	56,305,922	50,070,273

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Description (see note 23.1)	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Tax contingencies	27,953,972	25,543,101
Labor contingencies	9,665,362	8,688,551
Civil contingencies	18,686,588	15,838,621
Total	56,305,922	50,070,273

19.2	Movements

The movement of principal provisions over litigation is detailed as follows:

Description	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance at January 1st	50,070,274	69,107,550
Additional provisions	315,358	172,801
Increase (decrease) in existing provisions	4,594,544	4,624,789
Used provision (payments made charged to the provision)	(3,008,118)	(5,799,209)
Reversal of unused provision	-	-
Increase (decrease) due to foreign exchange rate differences	4,333,864	(18,035,657)
Total	56,305,922	50,070,274

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	09.30.2021	12.31.2020	09.30.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Dividends payable	29,273,776	25,999,055	-	-
Others (1)	2,096,061	2,267,675	23,504,586	21,472,048
Total	31,369,837	28,266,730	23,504,586	21,472,048

(1)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2021	2020
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1	Capital:

	Paid-in and subscribed capital
Series	2021	2020
	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•                Series A: Elects 12 of the 14 Directors.

•                Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2021, shareholders agreed to pay out of the 2020 earnings a final dividend and an additional dividend to the 30% required by Chille’s Law on Corporations, which were paid in May 2021 and August 2021, respectively.

In accordance with the provisions of Circular No. 1.945 of the Commission for the Financial Market (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as cumulative gains whose distribution is conditional on their future realization.

The dividends declared and/or paid per share are presented below:

Periods approved - paid		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12-22-2020	01-29-2021	Interim	2020 Earnings	26.00	28.60
04-15-2021	05-28-2021	Final	2020 Earnings	26.00	28.60
04-15-2021	08-27-2021	Final	2020 Earnings	26.00	28.60
09-28-2021	10-29-2021	Interim	2021 Earnings	29.00	31.90

21.3	Other reserves

The balance of other reserves includes the following:

Concept	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(461,086,327)	(466,848,954)
Cash flow hedge reserve	96,638,557	(69,143,894)
Reserve for employee benefit actuarial gains or losses	(4,313,292)	(2,233,559)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	64,390,564	(105,074,781)

21.3.1	Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S-A., which was finally the value of the capital increase notarized in legal terms.

21.3.2	Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3	Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4	Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5	Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method, Translation reserves are detailed as follows:

Description	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Brazil	(172,709,481)	(194,783,339)
Argentina	(297,208,677)	(270,445,690)
Paraguay	8,831,831	(1,619,925)
Total	(461,086,327)	(466,848,954)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)
Brazil	30,947,911	(95,989,221)
Argentina	(5,876,275)	(24,029,768)
Paraguay	31,338,523	(7,753,625)
Total	56,410,159	(127,772,614)

21.4	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership %		Equity		Income
			September	September	September	September
Description	2021	2020	2021	2020	2021	2020
			CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Embotelladora del Atlántico S.A.	0.0171	0.0171	29,967	24,768	2,526	1,122
Andina Empaques Argentina S.A.	0.0209	0.0209	3,126	2,426	19	101
Paraguay Refrescos S.A.	2.1697	2.1697	5,753,439	5,223,718	566,041	511,787
Vital S.A.	35.0000	35.0000	8,079,446	7,954,905	359,322	(39,982)
Vital Aguas S.A.	33.5000	33.5000	2,020,224	1,675,066	73,481	(166,354)
Envases Central S.A.	40.7300	40.7300	6,257,754	5,703,543	1,033,763	350,147
Re-Ciclar S.A.(*)	40.0000	-	3,024,034	-	24,034	-
Total			25,167,990	20,584,426	2,059,186	656,821

(*) Re-Ciclar is a company, whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	09.30.2021
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	39,588,527	43,546,677	83,135,203
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	83.65	92.01	87.83

Earnings per share	09.30.2020
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	35,429,360	38,971,667	74,401,027
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	74.86	82.34	78.60

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps ("CCS"), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1	Accounting recognition of cross currency and interest rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 9,884,422, to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset at the closing date of the financial statements of CLP 19,123,193 thousand which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A.)

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair values generates an asset of CLP 181,590,894 thousand as of September 30, 2021 (CLP 144,684,179 thousand as of December 31, 2020), while the valuation of the second contract at its fair values generates an asset of CLP 122,379,353 thousand at the closing date of these financial statements (CLP 51,568,854 liability at December 31, 2020).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars are absorbed by the amounts recognized under comprehensive income.

22.2	Forward currency transactions expected to be very likely

During 2021 and 2020, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP and USD/GYP. As of September 30, 2021, outstanding contracts amount to USD 58.4 million (USD 54.0 million as of December 31, 2020).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 325,059,021 thousand (CLP 150,983,295 thousand as of December 31, 2020) and held liabilities for derivative contracts for CLP 692,811 thousand (CLP 52.786.176 thousand as of December 31, 2020). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)
Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at September 30, 2021
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data

	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current and non-current assets
Other current financial assets	-	1,965,581	-	1,965,581
Other non-current financial assets	-	323,093,440	-	323,093,440
Total assets	-	325,059,021	-	325,059,021
Liabilities
Current and non-current liabilities
Other current financial liabilities	-	692,811	-	692,811
Other non-current financial liabilities	-	-	-	-
Total liabilities	-	692,811	-	692,811

	Fair Value Measurement at December 31, 2020
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data

	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current assets
Other current financial assets	-	-	-	-
Other non-current financial assets	-	150,983,295	-	150,983,295
Total assets	-	150,983,295	-	150,983,295
Liabilities
Current liabilities
Other current financial liabilities	-	1,217,322	-	1,217,322
Other non-current financial liabilities	-	51,568,854	-	51,568,854
Total liabilities	-	52,786,176	-	52,786,176

23 – LITIGATION AND CONTINGENCIES

23.1       Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,503,057 thousand (CLP 778,065 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 275,048 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 53,790,780 thousand (CLP 47,945,921 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of September 30, 2021, amounted to CLP 23,621,382 thousand (CLP 21,054,433 thousand as of December 31, 2020).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,530,835,558, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.64%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,678,920,539 as of the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 705,754,932 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 141,571,598.

b)   Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 409,075,280 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 481,161,990, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 972,483 thousand (CLP 1,300,587 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 39,602 thousand (CLP 34,747 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2       Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets included in the financial statements:

	Committed assets				Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	09.30.2021	31.12.2020
					CLP (000’s)	CLP (000’s)
Transportes San Martin	Embotelladora Andina S.A.	Parent Company	Cash	Trade accounts and other accounts receivable	3,009	2,907
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent Company	Cash	Other non-current financial assets	1,216,865	1,216,865
Metro S.A.	Embotelladora Andina S.A.	Parent Company	Cash	Other non-current non-financial assets	16,136	-
Serv.Nacional Aduanas	Embotelladora Andina S.A.	Parent Company	Cash	Other non-current non-financial assets	17,862	-
Inmob. e invers. supetar Ltda.	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	4,579	-
María Lobos Jamet	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	11,172	2,566
Bodega San Francisco	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	6,484	8,606
Workers’ Claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,050,277	5,329,947
Civil and Tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,839,907	5,882,379
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant and equipment	10,731,198	9,842,108
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	164	169
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	247	253
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	176	181
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3	3
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,230	-
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18,151	18,650
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	734	754
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	113,521	116,641
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	35	36
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,480	1,521
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	-	2,114
Several stores	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	-	13,140
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	-	286
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	237	243
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,009	2,064
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	50	51
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	921	947
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	103,102	-
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18,501	19,009
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,289	3,379
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,056	2,112
Kreitzer Jose Luis, Beade Alexis Y Bechetti Cesa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,142	-
Caceres, Walter Cesar	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	-
Mariano Mirgoni	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	105,936
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	5,349	4,011
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	945	814
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	682	655
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,307	1,132
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,245	1,077

Guarantees provided without obligation of assets included in the Financial Statements:

	Committed assets				Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	09.30.2021	12.31.2020
					CLP (000’s)	CLP (000’s)
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,526,515	1,527,347
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	6,114,666	8,860,598
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	156,831,610	147,841,989
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	56,397,962	46,031,398
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Loan	Guarantor	2,985,256	2,736,159
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	4,640,772	1,715,099
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	-	3,150
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	315,881	143,615

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of the closing date of these financial statements, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate for UF 15.58 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

On the other hand, there is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million, denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.            Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.           Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.          Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b)    Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)   Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Currency variation at closing	+14.2%	+9.1%	-2.7%	+14.0%

	Brazil	Argentina	Paraguay
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	859,513,512	273,607,590	325,106,037
Total liabilities	612,951,407	88,553,990	59,938,624
Net investment	246,562,104	185,053,600	265,167,414
Share on income	26.7%	21.8%	7.4%

-5% variation impact on currency translation	(931,001)	(666,339)	(1,242,285)
Impact on results for the period	(27,511,709)	(11,844,275)	(16,240,460)
Impact on equity at closing

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

c)   Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank debt	403,759	-	-	4,000,000	0
Bonds payable (1)	15,169,911	12,662,018	13,218,359	310,154,360	653,616,726
Lease obligations	7,259,180	2,329,299	4,715,304	1,734,393	5,892,684
Contractual obligations	34,979,175	22,169,894	8,164,256	9,610,462	5,454,699
Tax liabilities	-	-	-	-	-
Total	57,812,025	37,161,211	26,097,919	325,499,215	664,964,109

(1)	Includes Mark-to-Market liability valuations for bond hedge derivatives

COVID-19-Related Risk

As a result of the impact that COVID-19 is having in different countries around the world, including its outbreak in the countries where we operate, Coca-Cola Andina is adopting measures necessary to protect its collaborators and to ensure the continuity of the company’s operations.

Among the measures it has adopted to protect its collaborators are the following:

•	campaign to educate our employees on actions to be taken to avoid the spread of COVID-19;

•	sending home any collaborator that has been exposed to the virus;
•	implementation of additional cleaning protocols for our facilities;
•	modifying certain work practices and activities, keeping customer service:
-	home office has been implemented for those positions where work can be performed remotely
-	domestic and international traveling has been canceled
•	providing personal protective equipment to all our collaborators who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.

Since mid-March last year, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, total or partial closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a restriction on workforce reductions. To date, none of our plants has had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed and removed by the authorities in the four countries where we operate, we continue to see some volatility in our sales across channels. During this quarter, at a consolidated level, we observed an increase in the relative share of the on-premise channel, composed mainly of restaurants and bars, due to lower restrictions we had with respect to the second quarter . On the other hand, with respect to immediate consumption volumes and because of the increase in the on-premise channel, we observed an increase in their relative importance in all countries. Because the pandemic and the actions taken by governments are changing very rapidly, we believe it is too early to draw conclusions regarding changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that the company will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2021	01.01.2020	07.01.2021	07.01.2020
Description	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Direct production costs	836,960,661	596,826,418	304,523,430	197,455,496
Payroll and employee benefits	206,831,138	182,681,786	72,469,225	68,134,169
Transportation and distribution	112,857,508	95,361,012	38,013,852	30,253,394
Advertisement	24,180,929	15,592,897	7,282,246	3,737,589
Depreciation y amortization	74,968,307	80,919,962	25,540,314	27,299,880
Repairs and maintenance	25,416,022	22,094,100	11,070,742	10,319,189
Other expenses	60,282,717	62,535,366	19,972,117	6,875,667
Total (1)	1,341,497,283	1,056,011,541	478,871,927	344,075,385

(1)    Corresponds to the addition of cost of sales, administrative expenses and distribution costs

26 – OTHER INCOME

Other income by functio is detailed as follows:

	01.01.2021	01.01.2020	07.01.2021	07.01.2020
Description	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	125,905	10,559	50,229	6,665
Others	586,013	8,344,304	63,865	6,420,133
Total	711,918	8,354,863	114,094	6,426,798

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2021	01.01.2020	07.01.2021	07.01.2020
Description	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Contingencies and non-operating fees	5,382,188	8,185,542	2,228,639	1,638,518
Tax on bank debts and other bank expenses	3,315,556	2,604,573	1,076,670	824,039
Donations	121,500	1,550,000	71,500	-
Write-offs and disposal of Property, plant and equipment	28,280	151,993	15,866	165,848
Others	820,696	375,390	427,758	171,822
Total	9,668,220	12,817,498	3,820,433	2,800,227

28 – FINANCIAL INCOME AND COSTS

Financial income and costs are detailed as follows:

a)	Financial income
	01.01.2021	01.01.2020	07.01.2021	07.01.2020
Description	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Interest income	(2,619,127)	3,945,043	(522,544)	1,144,599
Other financial income	4,141,737	6,331,323	972,811	516,955
Total	1,522,610	10,276,366	450,267	1,661,554

b)	Financial costs
	01.01.2021	01.01.2020	07.01.2021	07.01.2020
Description	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Bond interest	36,308,560	31,578,070	12,338,170	12,244,394
Bank loan interest	240,231	629,243	85,974	279,582
Lease interest	1,349,563	1,609,487	411,811	480,510
Other financial costs	1,727,484	3,721,395	711,093	1,047,050
Total	39,625,837	37,538,195	13,547,048	14,051,536

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2021	01.01.2020	07.01.2021	07.01.2020
Description	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other gains (losses)	-	1,019	-	-
Total	-	1,019	-	-

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	09.30.2021	12.31.2020
	CLP (000’S)	CLP (000’S)
Cash and cash equivalent	278,041,045	309,530,699
USD	10,116,597	21,332,268
EUR	389,791	223,449
CLP	175,975,940	201,936,140
BRL	48,397,417	49,528,425
ARS	8,237,606	14,821,502
PGY	34,923,694	21,688,915

Other current financial assets	198,843,859	140,304,853
CLP	197,416,361	139,449,882
BRL	464,040	10,171
ARS	907,204	844,800
PGY	56,254	-

Other non-current financial assets	28,549,635	13,374,381
USD	1,548,148	1,723,989
EUR	-	621,516
UF	213,083	493,546
CLP	7,682,515	1,900,762
BRL	1,953,095	1,300,995
ARS	14,060,991	6,052,294
PGY	3,091,803	1,281,279

Trade debtors and other accounts payable	188,989,090	194,021,253
USD	3,427,194	901,930
UF	29,847	65,250
CLP	105,036,454	105,340,179
BRL	64,290,664	67,423,832
ARS	13,148,088	14,928,954
PGY	3,056,843	5,361,108

Accounts receivable related entities	11,645,448	11,875,408
CLP	7,261,906	6,965,894
BRL	45,341	41,878
ARS	4,338,201	4,867,636

Inventory	160,812,978	127,972,650
CLP	68,614,867	54,112,760
BRL	40,167,729	31,446,180
ARS	39,275,888	32,214,119
PGY	12,754,494	10,199,591

Current tax assets	1,332,311	218,473
CLP	1,332,311	218,473
BRL	-	-
ARS	-	-

Total current assets	868,214,366	797,297,717
USD	15,091,939	23,958,187
EUR	389,791	844,965
UF	242,930	558,796
CLP	563,320,354	509,924,089
BRL	155,318,286	149,751,481
ARS	79,967,978	73,729,306
PGY	53,883,088	38,530,893

NON-CURRENT ASSETS	09.30.2021	12.31.2020
	CLP (000’S)	CLP (000’S)
Other non-current assets	337,104,784	162,013,278
UF	19,123,193	7,515,981
CLP	123,596,218
BRL	181,590,895	144,684,180
ARS	12,794,478	9,813,117

Other non-current, non-financial assets	75,560,108	90,242,672
UF	673,473	338,014
CLP	403,668	47,530
BRL	71,811,683	88,001,852
ARS	1,576,356	1,825,631
PGY	1,094,928	29,645

Non-current accounts receivable	131,896	73,862
UF	35,027	32,219
CLP	50,756	-
ARS	137	1,211
PGY	45,976	40,432

Non-current accounts receivable related entities	92,748	138,346
CLP	92,748	138,346

Investments accounted for using the equity method	91,331,905	87,956,354
CLP	51,753,181	50,628,307
BRL	39,578,724	37,328,047

Intangible assets other than goodwill	644,553,246	604,514,165
USD	-	3,959,421
CLP	310,311,842	306,202,181
BRL	156,942,830	139,166,117
ARS	3,387,294	2,591,026
PGY	173,911,280	152,595,420

Goodwill	113,051,262	98,325,593
CLP	9,523,768	9,523,767
BRL	59,986,035	54,980,669
ARS	36,159,031	27,343,642
PGY	7,382,428	6,477,515

Property, plant and equipment	668,576,507	605,576,545
EUR	404,420	-
CLP	256,610,824	255,963,912
BRL	194,330,532	179,286,945
ARS	138,994,151	103,227,548
PGY	78,236,580	67,098,140

Deferred tax assets	2,248,366	1,925,870
CLP	2,248,366	1,925,870

Total non-current assets	1,932,650,822	1,650,766,685
USD	673,473	3,959,421
EUR	404,420	-
UF	19,158,220	7,886,214
CLP	754,591,371	624,429,913
BRL	704,240,699	643,447,810
ARS	192,911,447	144,802,175
PGY	260,671,192	226,241,152

	09.30.2021			12.31.2020
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other current financial liabilities	10,846,069	26,892,500	37,738,569	9,270,838	29,295,886	38,566,724
USD	222,051	1,709,692	1,931,743	72,655	6,704,245	6,776,900
UF	9,201,226	6,026,745	15,227,971	7,799,637	5,272,547	13,072,184
CLP	903,628	13,546,860	14,450,488	908,790	13,489,310	14,398,100
BRL	378,826	1,288,867	1,667,693	362,854	1,245,940	1,608,794
ARS	76,561	2,917,809	2,994,370	70,950	1,578,082	1,649,032
PGY	63,777	1,402,527	1,466,304	55,952	1,005,762	1,061,714

Current trade accounts and other accounts payable	254,027,196	9,537,400	263,564,596	227,503,270	2,942,539	230,445,809
USD	17,486,459	499,202	17,985,661	8,972,065	-	8,972,065
EUR	7,451,366	546	7,451,912	1,622,411	-	1,622,411
UF	2,087,305	-	2,087,305	-	-	-
CLP	119,588,344	9,037,652	128,625,996	108,670,085	2,942,539	111,612,624
BRL	60,671,247	-	60,671,247	58,136,480	-	58,136,480
ARS	34,885,749	-	34,885,749	33,511,747	-	33,511,747
PGY	11,856,726	-	11,856,726	15,878,527	-	15,878,527
Other Currencies	-	-	-	711,955	-	711,955

Current accounts payable to related entities	44,088,921	-	44,088,921	39,541,968	-	39,541,968
CLP	24,874,224	-	24,874,224	23,884,687	-	23,884,687
BRL	14,307,024	-	14,307,024	10,809,085	-	10,809,085
ARS	4,907,673	-	4,907,673	4,848,196	-	4,848,196

Other current provisions	556,860	455,224	1,012,084	805,842	529,495	1,335,337
CLP	556,860	415,622	972,482	805,842	494,748	1,300,590
PGY	-	39,602	39,602	-	34,747	34,747

Current tax liabilities	38,401,805	5,350,828	43,752,633	4,590,876	4,237,723	8,828,599
CLP	36,463,634	7,632	36,471,266	173,771	3,414,859	3,588,630
BRL	1,180,860	-	1,180,860	4,249,909	-	4,249,909
ARS	757,311	5,020,060	5,777,371	167,196	439,641	606,837
PGY	-	323,136	323,136	-	383,223	383,223

Current employee benefit provisions	10,804,543	17,324,329	28,128,872	17,027,427	14,043,592	31,071,019
CLP	1,012,421	6,023,375	7,035,796	1,168,973	5,799,389	6,968,362
BRL	9,579,447	-	9,579,447	15,325,256	-	15,325,256
ARS	212,675	9,083,994	9,296,669	533,198	6,701,756	7,234,954
PGY	-	2,216,960	2,216,960	-	1,542,447	1,542,447

Other current non-financial liabilities	187,506	31,182,331	31,369,837	620,609	27,646,121	28,266,730
CLP	187,506	30,782,953	30,970,459	598,769	27,551,000	28,149,769
ARS	-	12,162	12,162	21,840	-	21,840
PGY	-	387,216	387,216	-	95,121	95,121

Total current liabilities	358,912,900	90,742,612	449,655,512	299,360,830	78,695,356	378,056,186
USD	17,708,510	2,208,894	19,917,404	9,044,720	6,704,245	15,748,965
EUR	7,451,366	546	7,451,912	1,622,411	-	1,622,411
UF	11,288,531	6,026,745	17,315,276	7,799,637	5,272,547	13,072,184
CLP	183,586,617	59,814,094	243,400,711	136,210,917	53,691,845	189,902,762
BRL	86,117,404	1,288,867	87,406,271	88,883,584	1,245,940	90,129,524
ARS	40,839,969	17,034,025	57,873,994	39,153,127	8,719,479	47,872,606
PGY	11,920,503	4,369,441	16,289,944	15,934,479	3,061,300	18,995,779
Other Currencies	-	-	-	711,955	-	711,955

	09.30.2021				12.31.2020
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other non-current financial liabilities	32,924,980	317,518,308	657,879,854	1,008,323,142	31,811,687	279,600,958	678,416,924	989,829,569
USD	1,807,960	296,606,784	237,443,430	535,858,174	366,652	259,746,604	207,280,189	467,393,445
UF	26,855,983	14,008,539	416,173,295	457,037,817	24,669,188	13,214,387	414,689,041	452,572,616
CLP	1,404,784	4,000,001	-	5,404,785	4,089,001	4,000,000	51,568,854	59,657,855
BRL	2,721,344	2,902,984	4,263,129	9,887,457	2,394,281	2,639,967	4,878,840	9,913,088
ARS	118,558	-	-	118,558	128,930	-	-	128,930
PGY	16,351	-	-	16,351	163,635	-	-	163,635

Non-current accounts payable	212,523	-	-	212,523	295,279	-	-	295,279
CLP	212,523	-	-	212,523	293,176	-	-	293,176
ARS	-	-	-	-	2,103	-	-	2,103

Accounts payable related companies	11,772,397	-	-	11,772,397	10,790,089	-	-	10,790,089
BRL	11,772,397	-	-	11,772,397	10,790,089	-	-	10,790,089

Other non-current provisions	1,503,057	53,790,781	-	55,293,838	789,016	47,945,920	-	48,734,936
BRL	-	53,790,781	-	53,790,781	-	47,945,920	-	47,945,920
ARS	1,503,057	-	-	1,503,057	789,016	-	-	789,016

Deferred tax liabilities	18,055,050	42,692,271	109,956,164	170,703,485	10,677,151	38,508,424	104,483,972	153,669,547
CLP	2,964,777	1,883,755	94,105,299	98,953,831	1,604,289	1,070,325	90,781,152	93,455,766
BRL	-	40,808,516	-	40,808,516	-	37,438,099	-	37,438,099
ARS	15,090,273	-	-	15,090,273	9,072,862	-	-	9,072,862
PGY	-	-	15,850,865	15,850,865	-	-	13,702,820	13,702,820

Non-current employee Benefit provisions	1,195,201	60,673	12,243,561	13,499,435	911,873	145,165	12,578,520	13,635,558
CLP	567,646	60,673	12,243,561	12,871,880	378,733	145,165	12,578,520	13,102,418
PGY	627,555	-	-	627,555	533,140	-	-	533,140

Other non-financial liabilities	26,767	23,477,819	-	23,504,586	35,315	21,436,733	-	21,472,048
BRL	-	23,477,819	-	23,477,819	-	21,436,733	-	21,436,733
ARS	26,767	-	-	26,767	35,315	-	-	35,315

Other non-financial liabilities	-	-	-	-	20,597	-	-	20,597
CLP	-	-	-	-	20,597	-	-	20,597

Total non-current liabilities	65,689,975	437,539,852	780,079,579	1,283,309,406	55,331,007	387,637,200	795,479,416	1,238,447,623
USD	1,807,960	296,606,784	237,443,430	535,858,174	366,652	259,746,604	207,280,189	467,393,445
UF	26,855,983	14,008,539	416,173,295	457,037,817	24,669,188	13,214,387	414,689,041	452,572,616
CLP	5,149,730	5,944,429	106,348,860	117,443,019	6,385,796	5,215,490	154,928,526	166,529,812
BRL	14,493,741	120,980,100	4,263,129	139,736,970	13,184,370	109,460,719	4,878,840	127,523,929
ARS	16,738,655	-	-	16,738,655	10,028,226	-	-	10,028,226
PGY	643,906	-	15,850,865	16,494,771	696,775	-	13,702,820	14,399,595

31 – ENVIRONMENT

The Company has made disbursements for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2021 period		Future commitments
		Capitalized to		To be Capitalized to
Country	Recorded as Expenses	Property, plant and equipment	To be Recorded as Expenses	Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	1,307,593	-	-	-
Argentina	-	-	-	-
Brazil	791,778	592,067	400,311	1,534,878
Paraguay	-	-	-	-
Total	2,099,371	592,067	400,311	1,534,878

32 – SUBSEQUENT EVENTS

No other events have occurred after September 30, 2021, that may significantly affect the Company's consolidated financial situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, November 16, 2021